UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-40614

PainReform LTD.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On November 4, 2024, PainReform Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”). However, the Extraordinary General Meeting was adjourned for one week to the same day, time and place due to lack of quorum. Accordingly, the Company’s Extraordinary General Meeting will be reconvened on Monday, November 11, 2024 at 3:00 p.m., Israel time, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: November 4, 2024	/s/ Ehud Geller
Ehud Geller Interim Chief Executive Officer